SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 18, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

NEWS RELEASE

Date:	May 18, 2007

Contact for Investors:	Jorge F. Scarinci,
Finance and IR Manager
Phone: (5411) 5222 6730
Fax: (5411) 5222 7826
investorelations@macro.com.ar
www.macro.com.ar

Banco Macro Announces Notes Offering Under Medium-term Note Program

City of Buenos Aires, Argentina, May 18, 2007 - Banco Macro S.A. (NYSE: BMA; Buenos Aires Stock Exchange: BMA) (“Banco Macro”) announced today that it plans to offer up to U.S.$100 million of Argentine Peso-Linked notes due 2012 during the second quarter of 2007, as part of its medium-term note financing program, in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933. Banco Macro intends to use the net proceeds from the sale to make loans in accordance with Argentine Central Bank guidelines.

The debt securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is not an offer to sell or a solicitation of an offer to buy such debt securities and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under the “Financial Information” section, or, in the Spanish version under “Información Financiera”, of Banco Macro’s web site: www.macro.com.ar.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 18, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini Title: Attorney-in-fact